Exhibit 99.2

TAX MATTERS AGREEMENT

BETWEEN

SUNPOWER CORPORATION

AND

MAXEON SOLAR TECHNOLOGIES, LTD.

DATED AS OF AUGUST 26, 2020

TAX MATTERS AGREEMENT

This TAX MATTERS AGREEMENT (this “Agreement”) is entered into as of August 26, 2020, by and among SunPower Corporation, a Delaware corporation (“RemainCo”) and Maxeon Solar Technologies, Ltd., a Singapore public limited company (“SpinCo”). Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Investment Agreement.

RECITALS

WHEREAS, the Board of Directors of RemainCo has determined that it would be appropriate and desirable to completely separate the SpinCo Business from RemainCo;

WHEREAS, pursuant to the Separation and Distribution Agreement, RemainCo and SpinCo have agreed to separate the SpinCo Business from RemainCo by means of the Contribution, which will be followed by the Distribution;

WHEREAS, RemainCo and SpinCo intend that the Distribution qualifies for non-recognition of gain or loss (and no inclusion of income) to the RemainCo shareholders under Section 355 of the Code for U.S. federal income tax purposes (the “Tax-Free Status”);

WHEREAS, the SpinCo Business was conducted directly by RemainCo prior to the Contribution;

WHEREAS, the Parties desire to provide for and agree upon the allocation between the Parties of liabilities for certain Taxes arising prior to, as a result of, and subsequent to the Distribution, and to provide for and agree upon other matters relating to Taxes;

NOW THEREFORE, in consideration of the mutual agreements contained herein, the Parties hereby agree as follows:

1. Defined Terms.

1.1 General. For purposes of this Agreement (including the Recitals), the following terms have the following meanings:

“Active Trade or Business” means either the RemainCo Active Trade or Business or the SpinCo Active Trade or Business, as applicable.

“Adjustment Request” means any claim or request filed with any Tax Authority for the adjustment, refund, or credit of Taxes, including (i) any adjustment pursuant to an amended Tax Return and (ii) any claim for a refund or credit of Taxes.

“Affiliate” means any entity that is directly or indirectly “controlled” by either the person in question or an Affiliate of such person. “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract or otherwise. The term Affiliate shall refer to Affiliates of a person as determined at the relevant time for the determination, provided that, for the period from and after the Distribution: (i) no member of the RemainCo Group shall be deemed an Affiliate of the SpinCo Group and no member of the SpinCo Group shall be deemed an Affiliate of the RemainCo Group, (ii) neither Shareholder nor Investor shall be considered an Affiliate of either SpinCo or RemainCo and (iii) no Person shall be considered an Affiliate of either SpinCo or RemainCo based on any direct or indirect control by Shareholder or Investor, or of Shareholder or Investor.

“Agreement” has the meaning set forth in the Preamble.

“Business Day” has the meaning set forth in the Investment Agreement.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Contribution” means the transfer and contribution (directly or indirectly) of the assets comprising the SpinCo Business by RemainCo to SpinCo solely in exchange for 100% of the issued and outstanding SpinCo Common Stock, obligations and property of SpinCo and its Affiliates, if any, and the assumption by SpinCo of liabilities relating to such assets and the SpinCo Business, if any, pursuant to the Separation and Distribution Agreement.

“Controlling Party” has the meaning set forth in Section 8.2(c).

“Distribution” means the distribution by RemainCo of all of the SpinCo Common Stock held by RemainCo to RemainCo’s shareholders pursuant to the Separation and Distribution Agreement.

“Distribution Date” means the date on which the Distribution occurs.

“Employee Matters Agreement” means the Employee Matters Agreement by and among RemainCo and SpinCo dated as of August 26, 2020.

“Final Determination” means the final resolution of liability for any Income Tax or Other Tax for any Tax Period by or as a result of (i) a final and unappealable decision, judgment, decree or other order of a court of competent jurisdiction; (ii) a final settlement, compromise or other agreement with the relevant Tax Authority, an agreement that constitutes a determination under Section 1313(a)(4) of the Code, an agreement contained in an IRS Form 870-AD, a closing agreement or accepted offer in compromise under Section 7121 or 7122 of the Code, or a comparable agreement under State, local or foreign law; (iii) the expiration of the applicable statute of limitations; or (iv) payment of such Tax, if assessed by a Tax Authority, pursuant to an agreement in writing by, as relevant, RemainCo or SpinCo (or any of their Affiliates) to accept such assessment.

“Governmental Authority” has the meaning set forth in the Investment Agreement.

“Group” means the RemainCo Group or the SpinCo Group, or both, as the context requires.

“Income Tax” means (i) any Tax imposed by Subtitle A of the Code; (ii) any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession, that is an income tax as defined in Treasury Regulation Section 1.901-2; and (iii) any Tax imposed by any State of the United States or by any political subdivision of any such State which is based upon, measured by, or calculated with respect to: (x) net income or profits or net receipts, however denominated (including any capital gains, minimum Tax, or any Tax on items of Tax preference, but not including sales, use, real or personal property, value added, escheat, excise (other than excise taxes based on or measure by net income, receipts, or earnings), goods and services, customs or transfer or similar Taxes) or (y) multiple bases (including franchise, doing business and occupation Taxes) if one or more bases upon which such Tax may be based, measured by, or calculated with respect to, is described in clause (x).

“Investment Agreement” means the Investment Agreement by and among RemainCo, SpinCo, Total International SAS, a French société par actions simplifiée (“Shareholder”), and Tianjin Zhonghuan Semiconductor Co., Ltd., a People’s Republic of China joint stock limited company (“Investor”), dated as of November 8, 2019.

“IRS” means the United States Internal Revenue Service.

“Non-Controlling Party” has the meaning set forth in Section 8.2(c).

“Other Tax” means (i) any Tax (other than Income Taxes) imposed by the Code; (ii) any Tax imposed by any foreign country or any possession of the United States, or by any political subdivision of any foreign country or United States possession (other than any Income Taxes); and (iii) any Tax imposed by any State of the United States or by any political subdivision of any such State (other than any Income Taxes), including, for the avoidance of doubt, sales, use, real or personal property, value added, escheat, excise, goods and services, customs, or transfer or similar Taxes.

“Past Practices” has the meaning set forth in Section 3.2(a).

“Payment Date” means (i) with respect to any Tax Return for U.S. federal income tax purposes, the due date for any required installment of estimated taxes determined under Section 6655 of the Code, the due date (determined without regard to extensions) for filing the Return determined under Section 6072 of the Code, and the date the Return is filed; and (ii) with respect to any other Tax Return, the corresponding dates determined under the applicable Tax Law.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a governmental entity or any department, agency or political subdivision thereof, without regard to whether any entity is treated as disregarded for U.S. federal income tax purposes.

“Post-Distribution Period” means any Tax Period beginning after the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period beginning the day after the Distribution Date.

“Pre-Distribution Period” means any Tax Period ending on or before the Distribution Date, and, in the case of any Straddle Period, the portion of such Straddle Period ending on the Distribution Date.

“Prime Rate” means the base rate on corporate loans charged by JPMorgan Chase Bank, N.A. from time to time, compounded daily on the basis of a year of 365 or 366 (as applicable) days and actual days elapsed.

“RemainCo” shall have the meaning set forth in the first sentence of this Agreement.

“RemainCo Active Trade or Business” means the active conduct (within the meaning of Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by the RemainCo Group of the Remaining Business as conducted immediately prior to the Spin-Off.

“RemainCo Adjustment” means any proposed adjustment by a Tax Authority or claim for refund or credit asserted in a Tax Contest to the extent that, under this Agreement, RemainCo would be exclusively liable for any resulting Tax or exclusively entitled to receive any resulting Tax Benefit.

“RemainCo Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax Attribute of any member of the RemainCo Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“RemainCo Group” means RemainCo and each Person that is a Subsidiary of RemainCo (other than SpinCo and any other member of the SpinCo Group).

“RemainCo Group Tax Return” means any Tax Return actually required to be filed by RemainCo or a member of the RemainCo Group.

“Remaining Business” means any business conducted by RemainCo and its Affiliates prior to the Distribution other than the SpinCo Business, and all business conducted by RemainCo and its Affiliates after the Distribution.

“Representation Letters” means the representation letters delivered or deliverable by RemainCo and SpinCo (and their officers) in connection with the rendering by Tax Advisors of the Tax Opinion.

“Responsible Company” means, with respect to any Tax Return, the Company having the primary responsibility for preparing and filing such Tax Return under this Agreement.

“Restricted Actions” means, with respect to SpinCo, the actions listed in Sections 2.5(a) and (b) and, with respect to RemainCo, the actions listed in Sections 2.6(a) and (b).

“Ruling” means a private letter ruling or other Tax related guidance issued by the IRS or other Governmental Authority to RemainCo, SpinCo, or any of their Affiliates regarding Taxes.

“Ruling Request” means any letter or other submission filed by RemainCo, SpinCo, or any of their Affiliates with the IRS or other Governmental Authority requesting a Ruling (including all attachments, exhibits, and other materials submitted with such ruling request letter) and any amendment or supplement to such ruling request.

“Separation and Distribution Agreement” means the Separation and Distribution Agreement by and among RemainCo and SpinCo dated as of November 8, 2019.

“Shareholders Agreement” means the Shareholders Agreement by and among SpinCo, Shareholder, Investor and certain other parties.

“Spin-Off” means the Contribution and the Distribution.

“SpinCo” has the meaning set forth in the Preamble.

“SpinCo Active Trade or Business” means the active conduct (within the meaning of Section 355(b)(2) of the Code and the Treasury Regulations thereunder) by SpinCo of the SpinCo Business as conducted immediately prior to the Spin-Off.

“SpinCo Adjustment” means any proposed adjustment by a Tax Authority or claim for refund or credit asserted in a Tax Contest to the extent that, under this Agreement, SpinCo would be exclusively liable for any resulting Tax or exclusively entitled to receive any resulting Tax Benefit.

“SpinCo Assets” means the assets contributed and transferred, directly and indirectly, by RemainCo to SpinCo in the Contribution.

“SpinCo Business” means (a) the businesses, operations and activities of or relating to developing, manufacturing other than within the United States and Canada, selling, marketing and importing/exporting products and services associated with solar cells, solar panels and solar systems conducted at any time prior to the effective time of the Distribution by Parent, SpinCo or any of their respective current or former Subsidiaries, (b) the businesses, operations and activities of any member of the SpinCo Group conducted at or after the effective time of the Distribution, and (c) any terminated, divested or discontinued businesses, operations and activities that, at the time of termination, divestiture or discontinuation, primarily related to the business, operations or activities described in clause (a) as then conducted.

“SpinCo Carryback” means any net operating loss, net capital loss, excess tax credit, or other similar Tax Attribute of any member of the SpinCo Group which may or must be carried from one Tax Period to another prior Tax Period under the Code or other applicable Tax Law.

“SpinCo Common Stock” means the single class of authorized and outstanding common stock of SpinCo immediately after the Distribution.

“SpinCo Group” means (a) prior to the effective time of the Distribution, SpinCo and each Person that will be a Subsidiary of SpinCo as of immediately after the effective time of the Distribution, including the Transferred Entities (as defined in the Separation and Distribution Agreement), even if, prior to the effective time of the Distribution, such Person is not a Subsidiary of SpinCo; and (b) at and after the effective time of the Distribution, SpinCo and each Person that is a Subsidiary of SpinCo.

“SpinCo Group Tax Return” means any Tax Return actually required to be filed by SpinCo or a member of the SpinCo Group.

“Straddle Period” means any Tax Period that begins on or before and ends after the Distribution Date.

“Tax” or “Taxes” means (i) any income, capital gain or loss, franchise, profits, gross receipts, estimated, ad valorem, net worth, transfer, value added, sales, use, real or personal property, payroll, withholding, employment, social security, excise, stamp, registration, alternative, add-on minimum, unclaimed property, escheat or other tax of whatever kind (including any fee, assessment or other charges in the nature of or in lieu of any tax) payable to any Tax Authority or other Governmental Authority and (ii) any interest, fines, penalties or additions imposed with respect thereto.

“Tax Adjustment” means an adjustment of any item of income, gain, loss, deduction, credit or other Tax Attribute.

“Tax Advisor” means an independent tax counsel or an accounting firm of recognized national standing in the United States or other applicable jurisdiction that imposes the Tax in respect of which advice is rendered or an opinion is delivered, provided that, for the avoidance of doubt, if acceptable to the Parties, the Tax Advisor for a matter can be the auditor of any of the Parties.

“Tax Attribute” means a net operating loss, net capital loss, investment credit, foreign tax credit, excess charitable contribution, general business credit or any other Tax Item that could reduce a Tax.

“Tax Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax, and the agency (if any) charged with the administration, assessment, or collection of such Tax for such Governmental Authority.

“Tax Benefit” means any refund, credit, or other reduction in Taxes.

“Tax Contest” means an audit, review, examination, or any other administrative or judicial proceeding with the purpose or effect of redetermining Taxes (including any administrative or judicial review of any claim for refund).

“Tax-Free Status” has the meaning set forth in the Recitals.

“Tax Item” means, with respect to any Income Tax, any item of income, gain, loss, deduction, or credit.

“Tax Law” means any law, statute, code, regulation, rule, ordinance, policy, guideline, decision, decree, order, ruling or other requirement of any Governmental Authority relating to any Tax.

“Tax Materials” means the Representation Letters and any other materials delivered or deliverable by Investor, RemainCo, SpinCo, Shareholder or any other member of their respective Group, if applicable, in connection with the rendering by a Tax Advisor of the Tax Opinion.

“Tax Matters Dispute” has the meaning set forth in Section 12.1.

“Tax Opinion” means the opinions of Ernst & Young LLP and Jones Day deliverable to RemainCo relating to the Tax-Free Status of the Spin-Off.

“Tax Period” means, with respect to any Tax, the period for which the Tax is reported as provided under the Code or other applicable Tax Law.

“Tax Records” means any Tax Returns, Tax Return workpapers, documentation relating to any Tax Contests, and any other books of account or records (whether or not in written, electronic or other tangible or intangible forms and whether or not stored on electronic or any other medium) required to be maintained under the Code or other applicable Tax Laws or under any record retention agreement with any Tax Authority.

“Tax Return” or “Return” means any return or report of Taxes due, any claim for refund of Taxes paid, any information return with respect to Taxes, or any other similar return, report, statement, declaration, or document required to be filed under the Code or other Tax Law, including any attachments, schedules, exhibits, or other materials submitted with any of the foregoing, and including any amendments or supplements to any of the foregoing.

“Transfer Taxes” means all sales, use, transfer, recordation, documentary, stamp or similar Other Taxes.

“Treasury Regulations” means the regulations promulgated from time to time under the Code as in effect for the relevant Tax Period.

(b) Interpretation. For purposes of this Agreement: (i) RemainCo, SpinCo, and the subsidiaries thereof, are sometimes referred to herein as the “Companies” or the “Parties” and, as the context requires, individually referred to herein as a “Company” or a “Party”; (ii) words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; (iii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns; (iv) the words “herein”, “hereof” and “hereunder”, and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision hereof; (v) except as otherwise provided (e.g., with respect to references to the Code), all references herein to a “Section” or “Sections” shall be construed to refer to Sections of this Agreement; (vi) the headings and captions for this Agreement are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this

Agreement; and (vii) if any period referred to herein expires on a day which is not a Business Day, or any event or condition is required by the terms of this Agreement to occur or be fulfilled (including the making of any payment required hereunder) on a day which is not a Business Day, such period shall expire on or such event or condition shall not be required to occur or be fulfilled until, as the case may be, the next succeeding Business Day.

2. Allocation of and Indemnification for Tax Liabilities.

2.1 General Rule.

(a) RemainCo Liability. RemainCo shall be liable for, and shall indemnify and hold harmless the SpinCo Group from and against any and all liability for, Taxes that are allocated to RemainCo under this Section 2 (including any increase in such Tax as a result of a Final Determination, and, any Taxes specified on Schedule A).

(b) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless the RemainCo Group from and against any and all liability for, Taxes that are allocated to SpinCo under this Section 2 (including any increase in such Tax as a result of a Final Determination, and, any Taxes specified on Schedule B).

(c) Allocation of Taxes. Except as provided in Section 2.2, Taxes shall be allocated as follows: RemainCo shall be responsible for any and all Taxes due with respect to or required to be reported on any RemainCo Group Tax Return. SpinCo shall be responsible for any and all Taxes due with respect to or required to be reported on any SpinCo Group Tax Return. Any Taxes paid on behalf of any Retained Employee or any Parent Former Employee, as those terms are used in the Employee Matters Agreement, shall be governed by Section 7.3 of that Agreement.

(d) Payments. To the extent that RemainCo or any of its respective Group members, on the one hand, or SpinCo or any of its respective Group members, on the other hand, pay Taxes allocable to the other party under this Section 2.1, such other party shall reimburse the first party for the payment of such Taxes, with such reimbursement being payable within five (5) Business Days after written request, and shall be treated in the manner set forth in Section 11.

(e) Certain Transfer Taxes. The Parties agree that any and all (1) Transfer Taxes imposed in connection with the transfer of the SpinCo Assets from RemainCo to SpinCo pursuant to (i) the Contribution and (ii) the Distribution and (2) Swiss withholding Taxes arising from the distribution, by SunPower Systems Sarl to SunPower Bermuda Holdings LP, of its intercompany receivable (owed by SunPower to SunPower Systems Sarl) shall be borne by RemainCo. RemainCo shall determine the manner in which any Transfer Taxes and any corresponding transactions are reported for Tax purposes, including any position that no Transfer Taxes are due and payable and, unless otherwise required pursuant to a Final Determination, no member of the SpinCo Group shall take any action that is inconsistent with the manner in which such Transfer Taxes are reported. The Companies shall reasonably cooperate to minimize Transfer Taxes. RemainCo shall file (or cause to be filed) all necessary documentation with respect to such Transfer Taxes on a timely basis; provided that the SpinCo Group shall cooperate with the preparation of any such documentation and, to the extent required by applicable Tax law, will timely file such documentation.

2.2 Spin-Off Taxes.

(a) SpinCo Liability. SpinCo shall be liable for, and shall indemnify and hold harmless RemainCo and its Affiliates and each of its respective officers, directors and employees from and against any and all liability for any Tax, liability, all professional fees and court costs imposed in connection with such Tax, and all costs, expenses and damages associated with stockholder litigation or controversies, resulting from any act or failure to act by SpinCo or any SpinCo Affiliate which constitutes a Restricted Action.

(b) RemainCo Liability. RemainCo shall be liable for, and shall indemnify and hold harmless SpinCo and its Affiliates and each of its respective officers, directors and employees from and against any and all Tax, liability, all professional fees and court costs imposed in connection with such Tax, and all costs, expenses and damages associated with stockholder litigation or controversies, resulting from any act or failure to act by RemainCo or any RemainCo Affiliate which constitutes a Restricted Action.

(c) Payments. Payments under this Section 2.2 shall be paid by SpinCo or RemainCo, as applicable, to the indemnified Party, with such indemnity being payable within five (5) Business Days after receipt of written request, and shall be treated in the manner set forth in Section 11.

2.3 [Reserved]

2.4 Tax Opinion and Tax Materials.

(a) Each Company represents that it has reviewed the Tax Materials and, subject to any qualifications therein, all information contained in such Tax Materials will be true, correct and complete, from the time presented or made through the Distribution Date and thereafter as relevant, it is unaware of any fact or other circumstance that is inconsistent with such Tax Materials, and no member of such Company’s Group, if applicable, or any other of its Affiliates has any plan or intention to take any action or fail to take any action if such action or failure to act would be inconsistent with such Tax Materials.

2.5 Restrictions on SpinCo. The following actions or omissions listed in Sections 2.5(a) and (b) shall constitute Restricted Actions in respect of SpinCo.

(a) General. SpinCo taking, failing to take, or permitting any SpinCo Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any information, statement, representation, undertaking or covenant in the Tax Materials or in the Tax Opinion.

(b) Active Trade or Business. SpinCo failing to continue to be engaged in the SpinCo Active Trade or Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code at any time from the date hereof until the first day after the two-year anniversary of the Distribution Date.

2.6 Restrictions on RemainCo. The following actions listed in Sections 2.6(a) and (b) shall constitute Restricted Actions in respect of RemainCo.

(a) General. RemainCo taking, failing to take, or permitting any RemainCo Affiliate to take or fail to take, any action where such action or failure to act would be inconsistent with or cause to be untrue any information, statement, representation, undertaking or covenant in the Tax Materials or in the Tax Opinion.

(b) Active Trade or Business. RemainCo failing to continue to be engaged in the RemainCo Active Trade or Business for purposes of Section 355(b)(2) of the Code, taking into account Section 355(b)(3) of the Code at any time from the date hereof until the first day after the two-year anniversary of the Distribution Date.

3. Preparation and Filing of Tax Returns.

3.1 Responsibility for Preparation. Subject to the other provisions of this Section 3, SpinCo Group Tax Returns and RemainCo Group Tax Returns shall be prepared and filed when due (including extensions) by the Company that is obligated to file such Tax Returns under the Code or other applicable Tax Law.

3.2 Preparation of Tax Returns.

(a) General Rule. Except as provided in Section 3.2(b), with respect to any Tax Return of any member of the RemainCo Group or the SpinCo Group for a Tax Period ending on or before the Distribution Date or any Straddle Period, such Tax Return shall be prepared in accordance with past practices, accounting methods, elections or conventions used with respect to the Tax Returns in question (“Past Practices”), unless (i) there is no reasonable basis for the use of such Past Practices, or (ii) any items are not covered by Past Practices, in which case RemainCo shall determine a reasonable Tax accounting practice to use in the preparation of such Tax Returns.

(b) Reporting of Transactions. The Tax treatment reported on any Tax Return of a Company that relates to the Spin-Off shall be consistent with the treatment thereof in the Tax Opinion, except as otherwise required by applicable law. To the extent there is a Tax treatment relating to the Spin-Off that is not covered by the Tax Opinion, then the Tax treatment shall be determined by the Responsible Company with respect to such Tax Return and the other Company shall take no position on a Tax Return that is inconsistent with such Tax treatment unless (i) there is no reasonable basis for such Tax treatment, (ii) such Tax treatment is inconsistent with the Tax treatment contemplated in the Tax Opinion, except as otherwise required by applicable law, or (iii) more favorable Tax treatment is available, as confirmed by an opinion of a Tax Advisor (which opinion and Tax Advisor shall be reasonably acceptable to the Responsible Company). Any dispute regarding such proper Tax treatment shall be referred for resolution pursuant to Section 12, sufficiently in advance of the filing date of such Tax Return (including extensions) to permit timely filing of the Tax Return; provided that, if the Tax Advisor is not able to render a final decision prior to the due date for filing the applicable Tax Return, such Tax Return shall be initially filed as prepared by the Responsible Company, but reflecting all non-disputed comments provided by the other Companies, and, as promptly as practicable after the Tax Advisor finally resolves the dispute, such Tax Return shall be amended as necessary to reflect the determination of the Tax Advisor.

3.3 Amended Tax Returns, Carrybacks and Claims for Refund

(a) SpinCo Amended Tax Returns, SpinCo Carrybacks and Claims for Refund. If SpinCo or any Affiliate of SpinCo makes or files any Adjustment Request with respect to any Pre-Distribution Period that results, by reason of such request, in any Tax (or use of Tax Attributes) imposed on (or by) RemainCo or a member of the RemainCo Group, such Tax (or the amount of Tax that would be due absent such Tax Attributes) shall be treated as Tax allocable to SpinCo under Section 2.1(b), and if SpinCo or any of its Affiliates makes or files any claim related to a SpinCo Carryback to any Pre-Distribution Period that results in any Tax (or use of Tax Attributes) imposed on (or by) RemainCo or a member of the RemainCo Group members, such Tax (or the amount of Tax that would be due absent such Tax Attributes) shall be treated as Tax allocable to SpinCo under Section 2.1(b).

(b) RemainCo Amended Tax Returns, RemainCo Carrybacks and Claims for Refund. If RemainCo or any Affiliate of RemainCo makes or files any Adjustment Request with respect to any Pre-Distribution Period that results, by reason of such request, in any Tax (or use of Tax Attributes) imposed on (or by) SpinCo or a member of the SpinCo Group, such Tax (or the amount of Tax that would be due absent such Tax Attributes) shall be treated as Tax allocable to RemainCo under Section 2.1(a), and if RemainCo or any of its Affiliates makes or files any claim related to a RemainCo Carryback to any Pre-Distribution Period that results in any Tax (or use of Tax Attributes) imposed on (or by) SpinCo or a member of the SpinCo Group members, such Tax (or the amount of Tax that would be due absent such Tax Attributes) shall be treated as Tax allocable to RemainCo under Section 2.1(a).

3.4 Basis of Transferred Assets and Apportionment of Other Tax Attributes. As soon as reasonably practicable following the Distribution Date, RemainCo shall notify SpinCo in writing of the adjusted Tax basis of the assets transferred to SpinCo in the Contribution and the portion, if any, of any earnings and profits, overall foreign loss or other Tax Attribute from Pre-Distribution Periods, including consolidated, combined or unitary Tax Attributes, which RemainCo determines shall be allocated or apportioned to SpinCo under applicable Tax Law. RemainCo shall provide reasonable timely updates to SpinCo of the adjusted Tax basis of assets and the allocation of Tax Attributes as RemainCo finalizes Tax Returns for the RemainCo Group and as adjustments, if any, are subsequently made to such Tax Returns. SpinCo and all members of the SpinCo Group shall prepare all Tax Returns in accordance with such written notice. As soon as practicable after receipt of a written request from SpinCo, RemainCo shall provide copies of any studies, reports, and workpapers supporting the adjusted Tax basis of the transferred assets and other Tax Attributes allocable to SpinCo. Any dispute regarding the adjusted Tax basis and apportionment of any other Tax Attribute shall be resolved pursuant to the provisions of Section 12. All Tax Returns prepared by the RemainCo Group and the SpinCo Group shall be consistent with the adjusted Tax basis and any allocation or apportionment as determined pursuant to this Section 3.4. Notwithstanding anything to the contrary herein, SpinCo shall not have access to or the right at any time to examine the Tax Returns, Tax work papers, financial statements or books and records of RemainCo or any of its Affiliates (other than of SpinCo and its Affiliates for a Pre-Distribution Tax Period).

4. Tax Payments.

4.1 Payment of Taxes with Respect to Any Group Return. RemainCo shall pay or cause to be paid to the IRS or other applicable Tax Authority any Tax due with respect to any RemainCo Group Tax Return and SpinCo shall pay or cause to be paid to the IRS or other applicable Tax Authority any Tax due with respect to any SpinCo Group Tax Return; provided, that Section 2.2(c) shall apply with respect to payments made by any Party by reason of such Party’s violation of Section 2.4.

4.2 [Reserved]

4.3 [Reserved]

5. Tax Benefits.

5.1 General. Except as set forth below, RemainCo shall be entitled to any refund or portion thereof (and any interest thereon received from the applicable Tax Authority) of Taxes for which RemainCo is liable hereunder, SpinCo shall be entitled to any refund or portion thereof (and any interest thereon received from the applicable Tax Authority) of Taxes for which SpinCo is liable hereunder (except to the extent that such Taxes were paid by a member of the RemainCo Group in a Pre-Distribution Period), and a Company receiving a refund (including by way of credit or offset) to which another Company is entitled (in whole or in part) hereunder shall pay over such refund or portion thereof (net of charges imposed on the Company receiving the refund) to such other Company within 30 days after such refund is received (together with interest computed at the Prime Rate based on the number of days from the date the refund was received to the date the refund was paid over).

5.2 Reimbursements. If a member of the SpinCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the RemainCo Group is liable hereunder (or to any Tax Attribute of a member of the RemainCo Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis (treating any such Tax Benefit as the last item claimed for the taxable year, including after the utilization of any available net operating loss carryforwards)), or if a member of the RemainCo Group actually realizes in cash any Tax Benefit as a result of an adjustment pursuant to a Final Determination to any Taxes for which a member of the SpinCo Group is liable hereunder (or to any Tax Attribute of a member of the SpinCo Group) and such Tax Benefit would not have arisen but for such adjustment (determined on a “with and without” basis (treating any such Tax Benefit as the last item claimed for the taxable year, including after the utilization of any available net operating loss carryforwards)), SpinCo or RemainCo, as the case may be, shall make a payment to either RemainCo or SpinCo, as appropriate, within 30 days following such actual realization of the Tax Benefit, in an amount equal to such Tax Benefit actually realized in cash (including any Tax Benefit actually realized as a result of the payment) plus interest on such amount computed at the Prime Rate based on the number of days from the date of such actual realization of the Tax Benefit to the date of payment of such amount under this Section 5.2. For the avoidance of doubt, a Tax Benefit is actually realized when the amount of Tax payable is reduced below the amount that would otherwise be payable without the Tax Benefit.

5.3 Cooperation. If as a result of (x) an assessment by a Tax Authority, (y) an amended Return or (z) otherwise, there is an increase in Taxes for which one Group is liable hereunder because of additional income, reduction in a Tax Attribute or otherwise, then the other Group shall at the request of the first Group file an amended Return or otherwise pursue any Tax Benefits claim available to the other Group as a result of the Tax Adjustment to the first Group, provided that the first Group has furnished the other Group with (i) an opinion of a Tax Advisor reasonably satisfactory to the other Group to the effect that it is at least more likely than not that the other Group will prevail in obtaining Tax Benefits or otherwise reducing the Taxes of the other Group because of the Tax Adjustment to the first Group, and (ii) an acknowledgement that the first Group will reimburse the other Group for all reasonable out-of-pocket expenses incurred by the other Group in connection with making such Tax Benefit claim.

6. Assistance and Cooperation.

6.1 Assistance and Cooperation. The Companies shall cooperate (and cause their respective Affiliates to cooperate) with each other and with each other’s agents, including accounting firms and legal counsel, in connection with Tax matters relating to RemainCo, SpinCo and their Affiliates including (i) preparation and filing of Tax Returns, (ii) determining the liability for and amount of any Taxes due (including estimated Taxes) or the right to and amount of any refund of Taxes, (iii) examinations of Tax Returns, and (iv) any administrative or judicial proceeding in relating to Taxes assessed or proposed to be assessed.

6.2 Tax Return Information.

(a) General. Each of RemainCo and SpinCo shall provide to the other, information and documents relating to its Group reasonably required by the other to prepare Tax Returns, including information concerning any Tax Attributes that were allocated pursuant to this Agreement. Any information or documents that the Responsible Company requires in order to prepare such Tax Returns shall be provided in such form as the Responsible Company reasonably requests and in sufficient time for the Responsible Company to file such Tax Returns on a timely basis.

(b) Rulings. If SpinCo or RemainCo requests the assistance of the other Party in obtaining a Ruling, reasonable assistance (including delivery of customary or reasonable representations through an officer’s certificate not to be inconsistent with the Tax Materials) will be rendered as expeditiously as possible. The requesting Party shall bear all reasonable out-of-pocket costs and expenses incurred by the other Party in connection with obtaining such a Ruling, with payment due within ten Business Days after receiving an invoice therefor.

6.3 Confidentiality. Any information or documents provided under this Section 6 shall be kept confidential by the Party receiving the information or documents, except as may otherwise be necessary in connection with the filing of Tax Returns or in connection with any administrative or judicial proceedings relating to Taxes. No Party shall be required to provide any other Person with any information and documentation requested under this Section 6 if the provision of such information or documentation would result in a waiver of attorney-client privilege or other applicable privilege or protection or would violate any Law.

7. Tax Records.

7.1 RemainCo shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods. RemainCo shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven years after the Distribution Date. After such later date occurs, RemainCo may dispose of such Tax Records upon 90 days’ prior written notice to SpinCo. SpinCo shall have the opportunity, at its cost and expense, to copy or remove, within such 90-day period, all or part of such Tax Records.

7.2 SpinCo shall preserve and keep all Tax Records exclusively relating to the assets and activities of its Group for Pre-Distribution Periods. SpinCo shall preserve and keep all other Tax Records relating to Taxes of the Groups for Pre-Distribution Periods until the later of (i) the expiration of any applicable statutes of limitations, or (ii) seven years after the Distribution Date. After such later date occurs, SpinCo may dispose of such Tax Records upon 90 days’ prior written notice to RemainCo. RemainCo shall have the opportunity, at its cost and expense, to copy or remove, within such 90-day period, all or part of such Tax Records.

8. Tax Contests.

8.1 Notice. Within ten days after either of the RemainCo Group or SpinCo Group, becomes aware of the commencement of a Tax Contest that may give rise to Taxes for which another Company is responsible pursuant to this Agreement, such Group shall notify such other Company of such Tax Contest. Such notice shall provide that the notifying Group may seek indemnification from the other Company under this Agreement and shall attach copies of the pertinent portion of any written communication from a Tax Authority and contain factual information (to the extent known) describing any asserted Tax liability in reasonable detail and shall be accompanied by copies of any notice and other documents received from any Tax Authority in respect of any such matters. A failure of a Group to comply with this Section 8.1 shall not relieve the indemnifying party of its indemnification obligation under this Agreement, except to the extent such failure materially prejudices the ability of the indemnifying party to contest the liability for the relevant Tax or increases the amount of such liability.

8.2 Control of Tax Contests.

(a) In General. In the case of any Tax Contest, and subject to Sections 8.2(b) and (c), (i) RemainCo shall control any Tax Contest with respect to a RemainCo Adjustment, (ii) SpinCo shall control any Tax Contest with respect to a SpinCo Adjustment, and (iii) with respect to Tax Contests relating to a Straddle Period, to the extent possible, Tax liabilities will be distinguished and each Company shall control the defense and settlement of those Taxes for which it is so liable, although the other Companies shall have the right to participate in such proceedings (at their own expense). To the extent a Tax liability cannot be so attributed, the Company that has the greater potential liability shall control the defense and settlement, although RemainCo shall have the right to participate in such proceedings (at its own expense).

(b) Tax Contests Relating to Failure to Satisfy the Tax-Free Status. RemainCo shall have exclusive control over any Tax Contest relating to or involving any failure to qualify for the Tax-Free Status; provided, however, that to the extent SpinCo would be liable under this Agreement for such failure, (i) RemainCo shall keep SpinCo informed in a timely manner of all actions taken or proposed to be taken by RemainCo with respect to such Tax Contest, (ii) SpinCo may participate, at its own expense, in such Tax Contest, (iii) RemainCo shall timely provide SpinCo with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest, and (iv) RemainCo may settle or compromise such Tax Contest without the prior written consent of SpinCo.

(c) Settlement Rights. For Tax Contests other than those that are jointly controlled by the Parties pursuant to Section 8.2(a)(iii) or (b), unless waived by the Non-Controlling Party in writing, in connection with any potential adjustment in such Tax Contest as a result of which adjustment the Non-Controlling Party may reasonably be expected to become liable to make any indemnification payment (or any payment under Section 5) to the Controlling Party under this Agreement: (i) the Controlling Party shall keep the Non-Controlling Party informed in a timely manner of all actions taken or proposed to be taken by the Controlling Party with respect to such potential adjustment in such Tax Contest; (ii) the Controlling Party shall provide the Non-Controlling Party copies of any written materials relating to such potential adjustment in such Tax Contest received from any Tax Authority; (iii) the Controlling Party shall timely provide the Non-Controlling Party with copies of any correspondence or filings submitted to any Tax Authority or judicial authority in connection with such potential adjustment in such Tax Contest; (iv) the Controlling Party shall consult with the Non-Controlling Party and offer the Non-Controlling Party a reasonable opportunity to comment before submitting any written materials prepared or furnished in connection with such potential adjustment in such Tax Contest; (v) the Controlling Party shall defend such Tax Contest diligently and in good faith; and (vi) the Controlling Party shall not settle or compromise such Tax Contest without the prior written consent of the Non-Controlling Party (not to be unreasonably withheld, conditioned or delayed). The failure of the Controlling Party to take any action specified in the preceding sentence with respect to the Non-Controlling Party shall not relieve the Non-Controlling Party of any liability and/or obligation which it may have to the Controlling Party under this Agreement except to the extent that the Non-Controlling Party was materially prejudiced by such failure. In the case of any Tax Contest described in clauses (i) and (ii) of Section 8.2(a), “Controlling Party” means the Company entitled to control the Tax Contest under such Section and “Non-Controlling Party” means the other Company.

(d) Power of Attorney. SpinCo shall execute and deliver (or cause any member of the SpinCo Group to deliver), and RemainCo shall execute and deliver (or cause any member of the RemainCo Group to deliver), any power of attorney or other similar document reasonably requested by the other Party that is the Controlling Party in connection with any Tax Contest described in this Section 8.

(e) Cooperation. The Parties will cooperate and act in good faith with each other in the conduct of Tax Contests as reasonably requested by either of them, including (i) the retention and provision on a timely basis of books, records, documentation or other information relating to such Tax Contest, (ii) the filing or execution of any document that may be necessary or reasonably helpful in connection with the Tax Contest, (iii) the use of commercially reasonable efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the Tax Contest and (iv) the making of its employees and facilities reasonably available on a mutually convenient basis to facilitate such cooperation.

9. Effective Date. This Agreement shall be effective as of the Distribution Date.

10. Survival. This Agreement shall remain in force and be binding so long as the applicable period for assessments or collections of Tax or the right to claim or use any Tax Benefit (including extensions) remains unexpired for any Taxes or Tax Benefits contemplated by, or indemnified against in, this Agreement plus two years; provided that to the extent a claim for indemnification is made prior to the expiration of this Agreement, this Agreement shall survive until such claim is finally resolved.

11. Treatment of Payments.

11.1 General. In the absence of any change in Tax treatment under the Code or other applicable Tax Law, any indemnity payment between SpinCo and RemainCo made under this Agreement, including pursuant to Section 2 or 4, and any Tax Benefit payment made under this Agreement, including pursuant to Section 5, shall be treated, for all Tax purposes, as made immediately before the Distribution as a distribution (or, as context requires, an assumption of a liability under the Separation and Distribution Agreement or otherwise) by SpinCo to (or from) RemainCo or as a contribution by RemainCo to SpinCo, as appropriate. To the extent any Party makes a payment of interest to another Party relating to a payment of Tax under this Agreement, the interest payment shall be treated as interest expense to the payor and as interest income by the recipient and the amount of such payment shall not be adjusted to take into account any associated Tax Benefit to the payor or increase in Tax to the recipient.

11.2 After-Tax Basis. All indemnity payments under this Agreement, including pursuant to Section 2 or 4 shall be (i) increased to take account of any net Tax cost actually incurred by the indemnified party arising from the receipt or accrual of indemnity payments (grossed up for such increase) and (ii) reduced to take account of any net Tax Benefit actually realized by the indemnified party arising from the incurrence or payment of any amount or other loss indemnified against. In computing the amount of any such Tax cost or Tax Benefit, the indemnified party shall be deemed to recognize all other items of income, gain, loss deduction or credit, including the utilization of any available net operating loss carryforwards, before recognizing any item arising from the receipt of any indemnity payment hereunder or the incurrence or payment of any amount or other loss indemnified against hereunder. For purposes of this Section 11.2, an indemnified party shall be deemed to have “actually incurred” or “actually realized” a net Tax cost or a net Tax Benefit to the extent that, and at such time as, the amount of Taxes payable (including Taxes payable on an estimated basis) by such indemnified party is increased above or reduced below, as the case may be, the amount of Taxes that such indemnified party would be required to pay but for the receipt or accrual of the indemnity payment or the incurrence or payment of such amount indemnified against as the case may be. The Parties shall make any adjusting payment between each other as is required under this Section 11.2 within ten (10) days of the date an indemnified party is deemed to have actually realized or actually incurred each net Tax Benefit or net Tax cost. The amount of any increase or reduction hereunder shall be adjusted to reflect any Final Determination with respect to the indemnified party’s liability for Taxes and any payments necessary to reflect such adjustment shall be made within ten (10) days of such determination.

12. Disagreements.

12.1 General Procedures. The Parties will use commercially reasonable efforts to resolve in an amicable manner all disagreements and misunderstandings connected with their respective rights and obligations under this Agreement (including those, if any, relating to the interpretation, implementation or compliance with the provisions of this Agreement). In furtherance thereof, in the event of any dispute or disagreement with respect to this Agreement (a “Tax Matters Dispute”) between any member of the RemainCo Group and any member of the

SpinCo Group, the Tax departments of the Parties (and their advisers if requested) shall negotiate in good faith to resolve the Tax Matters Dispute. In the event that such good faith negotiations do not resolve the Tax Matters Dispute, any one of the Parties may by delivering a request in writing to the other subject the Tax Matters Dispute to the procedures set forth in Section 12.2.

12.2 Tax Advisor Resolution. In the case of any Tax Matters Dispute governed by this Section 12.2, the disputing Parties shall appoint a Tax Advisor (mutually agreed upon by the Parties) to resolve such dispute. In this regard, the Tax Advisor shall make determinations with respect to the disputed items based solely on representations and factual submissions made by the Parties to the Tax Matters Dispute and their respective representatives, and shall not conduct an independent review, and shall function only as an expert and not as an arbitrator and shall be required to make a determination in favor of one Party only. The Parties shall require the Tax Advisor to resolve any Tax Matters Dispute submitted no later than thirty Business Days after submission of such dispute to the Tax Advisor, but (unless otherwise mutually agreed by the Parties) in no event later than the due date for the payment of Taxes or the filing of the applicable Tax Return, if applicable, and agree that all decisions by the Tax Advisor with respect thereto shall be final and conclusive and binding on the Parties. The Tax Advisor shall resolve any and all Tax Matters Disputes in a manner consistent with this Agreement and, to the extent not inconsistent with this Agreement, in a manner consistent with Past Practices, except as otherwise required by applicable Tax Law. The Parties shall require the Tax Advisor to render all determinations in writing and to set forth, in reasonable detail, the basis for such determination. The fees and expenses of the Tax Advisor shall be borne equally by the prevailing Party, on the one hand, and the non-prevailing Party, on the other.

13. Late Payments. Except as otherwise provided in this Agreement, any amount owed by one Party to another Party under this Agreement that is not paid when due shall bear interest from the due date until paid at the Prime Rate plus two percent, compounded semiannually.

14. Expenses. Except as otherwise provided in this Agreement, each Party and its Affiliates shall bear their own expenses incurred in connection with preparation of Tax Returns, Tax Contests, and other matters related to Taxes under the provisions of this Agreement.

15. General Provisions.

15.1 Notices. All notices, consents, waivers, and other communications required or permitted under this Agreement must be in writing (including by facsimile) and will be deemed to have been duly given when: (a) delivered by hand to the Party to be notified; (b) sent by facsimile if sent during the normal business hours of the Party to be notified, and if not, then on the next Business Day; or (c) received by the Party to be notified, if sent by an internationally recognized overnight delivery service, specifying the soonest possible time and date of delivery, in each case to the appropriate addresses and facsimile numbers set forth below (or to such other addresses, and facsimile numbers as a Party may designate by notice to the other parties from time to time). All such notices and other communications shall be sent:

if to RemainCo:

SunPower Corporation

51 Rio Robles

San Jose, CA 95134

United States of America Attention: General Counsel

Email: legalnotices@sunpower.com

Facsimile: +

with a copy (which shall not constitute notice) to:

Jones Day

250 Vesey Street

New York, NY 10281

United States of America

Attention:

Email:

Attention:

Email:

Facsimile:

if to SpinCo :

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Jeff Waters, Chief Executive Officer

Email: Jeff.Waters@sunpower.com

with a copy (which shall not constitute notice) to:

Attention:

Email:

Attention:

Email:

Facsimile:

15.2 Amendment and Waivers. This Agreement may not be amended or modified except by an instrument in writing, consented to in writing by each of the Parties. Each Party may (a) extend the time for performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or (c) waive compliance with any of the covenants or conditions for the benefit of such Party contained in this Agreement, provided that (i) any such extension or waiver by a Party will be valid only if set forth in a written document signed on behalf of the Party against whom such extension or waiver is to be effective; (ii) no extension or waiver will apply to any time for performance, inaccuracy in any representation or warranty or noncompliance with any covenant or condition, as the case may be, other than that which is specified in the written extension or waiver and (iii) no failure or delay by a Party in exercising any right or remedy under this Agreement or any of the documents delivered pursuant to this Agreement, and no course of dealing between the Parties, operates as a waiver of such right or remedy, and no single or partial exercise of any such right or remedy precludes any other or further exercise of such right or remedy or the exercise of any other right or remedy.

15.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

15.4 No Duplication of Payment. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall require a Party to make any payment attributable to any indemnification for Taxes or payment of Taxes hereunder, or to any Tax Benefit, for which payment has previously been compensated by such Party hereunder.

15.5 Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (PDF) transmission) in any number of counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same instrument.

15.6 Governing Law. Each Party irrevocably submits to the exclusive personal jurisdiction of the New York Courts for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby or thereby. Each Party agrees to commence any such action, suit or proceeding either in the United States District Court for the Southern District of New York located in the borough of Manhattan or, if such proceeding may not be brought in such court for jurisdictional reasons, in the Supreme Court of the State of New York, New York County. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth in Section 15.1, shall be effective service of process for any action, suit or proceeding in New York with respect to any matters to which it has submitted to jurisdiction in this Section 15.6. Each Party irrevocably and unconditionally waives any objection to the laying of venue of any Proceeding arising out of this Agreement or the transactions contemplated hereby and thereby in the New York Courts, and hereby and thereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such proceeding brought in any New York Court has been brought in an inconvenient forum.

15.7 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any Party without the prior written consent of the other Party, such consent not to be unreasonably withheld, conditioned or delayed. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns. Notwithstanding the foregoing, any Party may assign this Agreement without consent in connection with (a) a merger transaction in which such Party is not the surviving entity and the surviving entity acquires or assumes all or substantially all of such Party’s assets, or (b) the sale of all or substantially all of such Party’s assets; provided, however, that such assignment shall be effective only if, and as of the time when, the assignee expressly assumes in writing all of the obligations of the assigning Party under this Agreement, and the assigning Party provides written notice and evidence of such assignment and assumption to the non-assigning Party. No assignment permitted by this Section 15.7 shall release the assigning Party from liability for the full performance of its obligations under this Agreement

15.8 Subsidiaries. If, at any time, RemainCo or SpinCo acquires or creates one or more subsidiaries that are includable in the RemainCo Group or the SpinCo Group, as applicable, they shall be subject to this Agreement and all references to the RemainCo Group or the SpinCo Group herein shall thereafter include a reference to such subsidiaries. RemainCo and SpinCo shall each cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Affiliate or subsidiary (direct or indirect) of such Company.

15.9 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of the Parties and their respective successors and permitted assigns, and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

15.10 Currency. Unless otherwise specified in this Agreement, all references to currency, monetary values and dollars set forth herein means United States dollars, and all payments hereunder shall be made in United States dollars unless otherwise mutually agreed upon by the Parties.

15.11 Waiver of Jury Trial. EACH PARTY HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY OR THEREBY. EACH PARTY: (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15.11.

15.12 Limitation of Liability. IN NO EVENT SHALL ANY PARTY BE LIABLE FOR, RESPECTIVELY, FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

15.13 Public Announcements. Each Party agrees that no public release or announcement concerning this Agreement or the other transactions contemplated hereby shall be issued by any Party without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Applicable Law or by the rules and regulations of any stock exchange upon which the securities of a Party are listed, in which case the Party required to make the release or announcement shall, to the extent practicable, allow the other Party reasonable time to comment on such release or announcement in advance of such issuance.

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IN WITNESS WHEREOF, each party has caused this Agreement to be executed on its behalf by a duly authorized on the date first set forth above:

SUNPOWER CORPORATION

By:	/s/ Thomas H. Werner
Name: Thomas H. Werner
Title: Chief Executive Officer

MAXEON SOLAR TECHNOLOGIES, LTD.

By:	/s/ Jeffrey W. Waters
Name: Jeffrey W. Waters
Title: Chief Executive Officer